UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tweeter Home Entertainment Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

901167106

(CUSIP Number)

Mark J. Wattles
Wattles Capital Management, LLC
7945 W. Sahara #205
Las Vegas, Nevada 89117
(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 901167106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,013,247

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,013,247

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,013,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,013,247

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 3,013,247

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,013,247

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) OO

This Amendment (“Amendment No. 2”) is being jointly filed by Mark J. Wattles and Wattles Capital Management (“WCM”) pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Wattles and WCM are together referred to as the “Reporting Persons.”

This Amendment No. 2 amends the Schedule 13D originally filed with the Commission on August 8, 2005, as amended by Amendment No. 1 dated August 16, 2005 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by Amendment No. 2, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 2 are defined in the Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  The Reporting Persons have already recommended to the Issuer that the Issuer raise additional capital and, more recently, proposed to the Issuer that the Issuer’s stockholders consider certain changes in the corporate governance of Issuer.  The Reporting Persons’ future actions may involve the purchase of additional securities of the Issuer or, alternatively, the sale of all or a portion of the securities of the Issuer held by the Reporting Persons, in each case in the open market or in privately negotiated transactions.  Such actions may also include further communications with management, the board of directors and stockholders of the Issuer; seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise; or such other actions as the Reporting Persons may deem appropriate.

By letter dated August 16, 2005, Reporting Persons proposed to the board of directors of the Issuer that the Issuer consider raising additional capital through the sale of equity or other securities, and Reporting Persons expressed an interest in providing, under the appropriate circumstances, such additional capital.

By letter dated August 26, 2005, Reporting Persons requested that the Issuer consider for submission to the Issuer’s stockholders at the 2006 annual meeting of stockholders two proposals that Reporting Persons believe are in the best interest of the Issuer’s stockholders.  The first is a proposal to terminate the Issuer’s stockholder rights plan or “poison pill.”  The second is a proposal to eliminate the provision of Issuer’s certificate of incorporation that provides for a staggered board of directors.  The Reporting Persons requested that the Board of Directors of the Issuer submit these proposals to the Issuer’s stockholders or that the Board take action on its own to effectuate the changes proposed by the Reporting Persons.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.  The Reporting Persons reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment considerations, market conditions and other factors.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a)-(b)   As of August 26, 2005, WCM owned 3,013,247 shares of Common Stock.  According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, there were 24,642,179 shares of Common Stock issued and outstanding as of August 5, 2005. Based on the foregoing, WCM may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 12.2% of such issued and outstanding Common Stock.  Because Mr. Wattles owns all of the membership interests of WCM, he may be deemed to have indirect beneficial ownership of the Common Stock owned by WCM.

(c) As of June 27, 2005, WCM owned 823,881 shares of Common Stock. The following transactions were effected by WCM during the 60 days preceding August 26, 2005:

Date	Number of Shares	Price Per Share($)
July 11, 2005	67,408	2.5310
July 12, 2005	50,000	2.5998
July 13, 2005	75,000	2.5960
July 14, 2005	50,000	2.5994
July 15, 2005	47,981	2.6469
July 19, 2005	40,000	2.9812
July 20, 2005	20,000	2.9747
July 21, 2005	25,730	2.9490
July 28, 2005	81,275	3.0946
July 29, 2005	17,962	3.1848
August 1, 2005	118,374	3.3344
August 2, 2005	100,000	3.5213
August 3, 2005	259,640	3.4753
August 4, 2005	482,420	3.4871
August 5, 2005	68,018	3.4978
August 8, 2005	50,000	3.4995
August 15, 2005	50,000	4.1486
August 16, 2005	380,120	4.2765

Since August 16, 2005, the following transactions were effected by WCM:

Date	Number of Shares	Price Per Share ($)
August 26, 2005	205,438	4.3441

All such transactions were purchases of Common Stock effected in the open market.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.
(e) Not applicable.
Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of August 8, 2005, by and between Wattles Capital Management, LLC and Mark J. Wattles, incorporated by reference to Exhibit 1 to Reporting Persons’ Schedule 13D, dated July 28, 2005, and filed with the Securities and Exchange Commission on August 8, 2005.

Exhibit 2

Letter dated August 16, 2005, to Board of Directors of Tweeter Home Entertainment, Inc. from Mark J. Wattles and Wattles Capital Management, LLC, incorporated by reference to Exhibit 2 to Reporting Persons’ Amendment No. 1 to Schedule 13D, dated August 16, 2005, and filed with the Securities and Exchange Commission on August 17, 2005.

Exhibit 3	Letter dated August 26, 2005, to Joseph McGuire of Tweeter Home Entertainment Group, Inc. from Mark Wattles and Wattles Capital Management, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2005

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles

Index of Exhibits

Exhibit 3	Letter dated August 26, 2005, to Joseph McGuire of Tweeter Home Entertainment Group, Inc. from Mark Wattles and Wattles Capital Management, LLC.